SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Counsel Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22226R102

(CUSIP Number)

Karl Wachter, Esq.

1 American Lane

Greenwich, Connecticut 06831

Tel: (203) 422-3340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amaranth LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nicholas M. Maounis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 (“Amendment No. 3”) is filed as of February 28, 2007 on behalf of Amaranth LLC (“Amaranth”) and Nicholas M. Maounis (“Maounis, and collectively, the “Reporting Persons”) with respect to the common shares, without par value (“Common Stock”) of Counsel Corporation (the “Issuer”). By this Amendment No. 3, the Reporting Persons hereby amend and supplement Schedule 13D filed on January 8, 2004 (the “Original Schedule 13D”), as amended on January 29, 2004, and as further amended on August 16, 2004 (the Original Schedule 13D, as amended, shall be referred to as the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
N/A	$0
ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons do not own any shares of Common Stock.
(b)	Not applicable.

(c)           The following transactions were effected by the Reporting Persons in the last sixty days:

Date	Security	Amount of Shs Bought (Sold)	Share (excl. of commissions)

9-Feb-07	Common	(11,000)	CAD $0.8164
12-Feb-07	Common	(11,500)	CAD $0.7952
13-Feb-07	Common	(10,000)	CAD $0.7100
14-Feb-07	Common	(47,000)	CAD $0.6274
21-Feb-07	Common	(40,000)	CAD $0.6500
22-Feb-07	Common	(20,500)	CAD $0.6500
23-Feb-07	Common	(15,879,155)	CAD $0.5005

The above transactions were effected on the Toronto Stock Exchange.

(d)	Not applicable.

(e)           The Reporting Persons ceased to be beneficial owners of more than 5% of the shares of Common Stock on February 23, 2007.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	March 2, 2007

AMARANTH LLC,
by Amaranth Advisors L.L.C., as Trading Advisor

By: /s/ Nicholas M. Maounis
Nicholas M. Maounis
President

NICHOLAS M. MAOUNIS

/s/ Nicholas M. Maounis
Nicholas M. Maounis